

November 3, 2023

Qiaoling Lu
Chief Executive Officer
Sentage Holdings Inc.
501, Platinum Tower
233 Taicang Road
HuangPu, Shanghai City 200001
People's Republic of China

> **Re: Sentage Holdings Inc.**
> **Annual Report on Form 20-F for Fiscal Year Ended December 31, 2022**
> **Response dated October 18, 2023**
> **File No. 001-40580**

Dear Qiaoling Lu:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022

Dividends and Distributions, page 51

1. We note the proposed revised disclosure you provided in your most recent letter, in response to Comment 4 from our letter dated August 31, 2023. We note that the proposed revised disclosure discusses several cash distributions between Sentage HK, the WFOE and other entities. However, in the disclosure in this section of the 20-F, you state that the only cash transfer in 2022, 2021 and 2020 was the transfer of the IPO proceeds. Please tell us the circumstances that resulted in the discovery of the additional cash transfers in 2021 between Sentage HK, the WFOE and other related entities.

2. We note that on page 51, you make reference to an entity called Golden Sun Cayman. You make a similar reference in your response to prior comment 2 of our August 31, 2023 letter. In reviewing your prior filings, including the F-1 filed for your initial public offering, you have not previously disclosed any relationship to Golden Sun. Please tell us

about any and all connections between Sentage, any of its related parties or affiliates, and Golden Sun.

Item 5. Operating and Financial Review and Prospects
Operating expenses, page 97

3.   Please refer to prior comment 1. Please tell us, and revise future filings to disclose, the quantitative amount of each individually significant component of your total selling, general and administrative expenses for the fiscal year 2022 and 2021 periods presented in the Form 20-F. Please provide us with a draft of your proposed disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katharine Garrett at 202-551-2332 or William Schroeder at 202-551-3294 if you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance